EXHIBIT 99.1

Results of Stantec’s 2021 Annual Meeting of Shareholders

EDMONTON, Alberta and NEW YORK, May 06, 2021 (GLOBE NEWSWIRE) -- Stantec Inc. (“Stantec”) held its virtual annual meeting of shareholders (the “Meeting”) on May 6, 2021. A total of 91,278,146 shares (81.86% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the Meeting are as follows:

1.   Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 17, 2021 was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Martin A. à Porta	88,237,866	99.80	173,951	0.20
Douglas K. Ammerman	76,179,635	86.16	12,232,232	13.84
Richard C. Bradeen	87,149,126	98.57	1,262,741	1.43
Shelley A. M. Brown	86,774,266	98.15	1,637,601	1.85
Patricia D. Galloway	87,193,884	98.62	1,217,983	1.38
Robert J. Gomes	86,609,413	97.96	1,802,454	2.04
Gordon A. Johnston	87,719,125	99.22	692,742	0.78
Donald J. Lowry	87,539,435	99.01	872,432	0.99
Marie-Lucie Morin	86,506,141	97.84	1,905,726	2.16

2.   Appointment of Auditors

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec for 2021, and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
86,034,502	94.26	5,243,644	5.74

3.   Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 17, 2021, and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
85,486,474	96.69	2,928,393	3.31

4.   Amendment and Restatement of By-law No. 1

Shareholders approved and confirmed the amendment and restatement of Stantec’s By-law No. 1 as disclosed in the Management Information Circular dated March 17, 2021, and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
89,204,536	97.73	2,073,610	2.27

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact Tom McMillan Stantec Investor Relations Ph: 780-917-8159 tom.mcmillan@stantec.com	Media Contact Stephanie Smith Stantec Media Relations Ph: 780-917-7230 stephanie.smith2@stantec.com

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